Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 14, 2010, which was adjourned to April 21, 2010.
Common/Preferred shareholders voted as indicated below:

					Affirmative	Withheld Authority
Re-election of Robert E. Connor*
Class I to serve until 2013		     5,154		      275
Election of James A. Jacobson*
Class II to serve until 2011		     5,154		      275
Re-election of Hans W. Kertess
Class I to serve until 2013		56,668,265		3,716,811
Re-election of William B. Ogden, IV
Class I to serve until 2013		56,728,293		3,656,783

The other members of the Board of Trustees at the time of the meeting, namely Messrs. Paul Belica and John C. Maney+ continued to serve as Trustees of the Fund.

* Preferred Shares Trustee
+ Interested Trustee